News for Immediate Release

Electrovaya Appoints John Gibson as its Chief Financial Officer

Toronto, Ontario - June 14, 2022 - Electrovaya Inc. (TSX: EFL; OTCQB: EFLVF), a lithium-ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity, announces the appointment of John Gibson, as the Chief Financial Officer, of Electrovaya effective as of June 13th, 2022. Mr. Gibson will report to Electrovaya's Chief Executive Officer, Dr. Raj DasGupta

Mr. Gibson is a Certified Professional Accountant ("CPA, CA") with over 15 years of experience in public and private corporations and brings significant experience in corporate accounting and finance, strategic and financial planning, internal controls, and systems. Previously he served as VP Finance at Adlib Software and has held leadership roles in manufacturing for the last 10 years. Mr. Gibson received his undergraduate degree in accounting from Strathclyde University and his Master's degree in Information Technology and Business from Glasgow University.

The Company would like to thank departing CFO and EVP, Richard Halka for his years of service and wishes him the best in his future pursuits.

Commenting on his appointment, John Gibson said: "Joining Electrovaya at this key moment for the Energy Transition is an honour. I'm excited to get started with the team. We have great clients, partners, leadership, and a great product. I'm looking forward to helping expand our reach in the market and grow the business into a global leader in renewable energy."

"Electrovaya's technologies are well placed to contribute to global decarbonization efforts. We are excited to have John with us as we move the company forward at this important time in the company's trajectory." said Dr. Raj DasGupta, CEO of Electrovaya.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying the safest and longest-lasting lithium-ion batteries. Electrovaya, a technology-focused company with extensive IP, designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

For more information, please contact:

Investor and Media Contact:

Jason Roy

Director, Investor Relations & Communication

Electrovaya Inc. / 905-855-4618 / jroy@electrovaya.com / www.electrovaya.com